NO ACT

DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010


07072768

RECD S.E.C.
JUL 3 1 2007
1086

July 31, 2007

PE 6-12-07

Helen M. Kaminski
Assistant General Counsel, Corporate & Securities
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

Act: 1934
Section:
Rule: 14A8
Public Availability: 7/31/2007

Re: Sara Lee Corporation
Incoming letter dated June 12, 2007

Dear Ms. Kaminski:

This is in response to your letter dated June 12, 2007 concerning the shareholder proposal submitted to Sara Lee by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
AUG 0 8 2007
THOMSON
FINANCIAL

Enclosures

cc: John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

+1.630.598.6000

RECEIVED
2007 JUN 13 PM 12:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



June 12, 2007 1934 Act/Rule 14a-8

Via Electronic Mail and UPS Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sara Lee Corporation–Stockholder Proposal submitted to by John Jennings Crapo

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation ("Sara Lee"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Sara Lee's intention to exclude from its proxy statement for its 2007 annual meeting of stockholders (the "Proxy Statement") the supporting statement (the "Supporting Statement") to a stockholder proposal submitted by John Jennings Crapo (the "Proponent"). Sara Lee requests confirmation that the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action if Sara Lee excludes the Supporting Statement from its Proxy Statement for the reasons set forth below. A photocopy of the Proponent's letter dated December 25, 2006 submitting the stockholder proposal and the Supporting Statement, in the form received by Sara Lee, is attached as Exhibit A.

Grounds for Omission under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a proposal or supporting statement to be excluded from proxy materials if the proposal or the supporting statement "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission repeatedly has permitted the exclusion of supporting statements (or portions thereof) that were confusing and misleading to stockholders because they were unrelated and irrelevant to the subject matter of the proposal. See Unocal Corporation (March 7, 1996) (statements about Unocal's operations in Myanmar were unrelated to a proposal to restrict a former CEO from serving as Chairman); Exxon-Mobil Corporation (March 27, 2002) (statements about global warming were irrelevant to a proposal requesting consideration of social and environmental factors in setting executive compensation); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999) (portions of supporting statement describing "shareholder topics" were unrelated to a proposal requesting declassification of the Board);

Boise Cascade Corporation (January 23, 2001) (statements regarding environmental and other issues were unrelated to a proposal to separate the roles of Chairman and CEO). Sara Lee believes that it may omit the Supporting Statement in its entirety from the Proxy Statement pursuant to Rule 14a-8(i)(3) because the Supporting Statement is irrelevant to the proposal and is so vague, indefinite and confusing that it would be misleading to stockholders.

The Proponent's proposal requests that Sara Lee "publish in the next successive proxy statement a complete report on laws, rules and regulations and other procedures regarding the process of shareholder proposals and legal implications of them;" however, the Supporting Statement does not coherently explain, advocate for or provide any arguments in support of the proposal. Instead, the Supporting Statement consists of random statements with seemingly no connection to the subject matter of the proposal. The inclusion of these materials to "support" Proponent's request for a report "on laws, rules and regulations and other procedures regarding the process of shareholder proposals and legal implications of them" would be materially misleading to the readers of the Proxy Statement and would violate Rule 14a-9.

Conclusion

For the reasons set forth above, Sara Lee intends to exclude the entire Supporting Statement from the Proxy Statement. Sara Lee respectfully requests that the staff of the Division of Corporation Finance confirm that it will not recommend that the Commission take enforcement action if Sara Lee omits the Supporting Statement from the Proxy Statement.

If you have any questions regarding this matter or desire additional information, please contact me at (630) 598-8564. Should the staff disagree with Sara Lee's conclusions as set forth in this letter, I respectfully request the opportunity to confer with the staff prior to the staff making its final determination.

Very truly yours,



Helen N. Kaminski
Assistant General Counsel, Corporate & Securities

Attachment

Cc: Roderick A. Palmore
John J. Crapo

Exhibit A

J.J. CRAPO. Homeless SARAH LEE
CORPORATION Shareholder
Suspended LCSW
PO Box 400151
CAMBRIDGE MA 02140-0002
Pone(01) 4 three(03) Pay
VIA Certified Mail Dec 25th 2006
return receipt requested CMRRR
7006 0814

C.C. with letter of transmittal To
the US Securities & Exchange Commission ("SEC")
DIV OF Corp Finance
CMRRR 7006 ... 0807

Sara Lee Corporation
Attn please Corporation Secretary's office
corporation Secretary
3 First National Plaza
Chicago IL

Re: this my shareholder proposal &
accompanying supporting statement

Dear Mister Secretary or your successor as
acting Corporation Secretary

I've been a Sara Lee Corp stockholder
long time & my ownership complies
with the SEC minimum ownership to
introduce shareholder proposals & I
plan to continue to own my shares
until 13 minutes have transpired
since closing stockholder meeting
I plan to present my proposal at
the forthcoming shareholder meeting
of assembled stockholders & proxies
meeting as a shareholder meeting
More

Shareholder Crapo to Sara Lee Corp
page two(02) page three(03)

My shareholder proposal

Shareholder Crapo requests the Board of Directors ("Board") to publish in the next successive proxy statement a complete report on laws, rules, and regulations & other procedures regarding the process of shareholder proposals and legal implications of them

Supporting statement

Shareholder proponent (the "proponent") has submitted, introduced, and presented shareholder proposals at many national corporations to this Corporation & it's hoped you'll explained as examples his proposals re: the former leader of the junta which governed Chile - his proposal re: charitable contributions and the why one (01) went forth, & the other didn't Why his last submission failed to make it to the proxy statement although he sent a complete submission in support of his proposal to corporate headquarters & the Company secretary at the Stockholders meeting.

Shareholder proponent has done this at his own expense & at no cost to Sara Lee Corporation

more

shareholder Crako to Sara Lee Corp
page three (03) page three (03)
October thirtieth (30), October 30 2003

He went to the shareholder meeting at Tampa & he's to be commended at her attention to details. He's been in a homeless shelter & divers others since he commenced this with this corporation. At the shelter Christmas Eve he discovered a book re: serial killings in the alcove where he used to rest which was from the public Library of Tampa FLORIDA where the most recent meeting was held & this day a National holiday - when law enforcement & other essentials continue unabated he has written the library there & informed of the book.

Shareholder democracy is vital & these procedures are important to the life of our publicly held companies. Briefly we submit, introduce & then present

Sincerely & Sincerely

J W Dennis Crako
homeless suspended LCSW

encl:
cc to Division Corp. Finance SEC
via CMRRR

J.J. CRAPO.ch
Homeless Senior Citizen
PO Box 400151
CAMBRIDGE MA 02140-0002

Dec 25 2006

Via C.M RRR
USA Securities & Exchange Commission ("SEC")
Div of Corp. Finance
attn please Div. Director
D C.

Dear SEC

I'm carrying a heavy load &
I've Medical trouble
Daily I encounter serious
intimidation & other troubles
Enclosed I call to YOUR
attention copy my shareholder
proposal Sara Lee Corporation

Briefly & sincerely

J.M. Jimmy Crapo

c.c. [illegible] Sara Lee CORP
officer Corp. Secretary

[illegible]

July 31, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sara Lee Corporation
Incoming letter dated June 12, 2007

The proposal requests that the board publish in the next successive proxy statement a complete report on the laws, rules, and regulations and other procedures regarding the process of shareholder proposals and legal implications of them.

We are unable to concur in your view that Sara Lee may exclude the entire supporting statement under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the discussion that begins "Shareholder proponent has done..." and ends "...of the book" must be deleted. Accordingly, we will not recommend enforcement action to the Commission if Sara Lee omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Tamara M. Brightwell
Special Counsel

END